UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: November 15, 2018

Commission file number 1-32479
_________________________

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its general partner
Date: November 15, 2018	By:	/s/ Edith Robinson
Edith Robinson Secretary

TEEKAY LNG PARTNERS REPORTS
THIRD QUARTER 2018 RESULTS

Highlights

•
GAAP net income attributable to the partners and preferred unitholders of $26.0 million, GAAP net income per common unit of $0.24 and income from vessel operations of $47.0 million in the third quarter of 2018.

•
Adjusted net income attributable to the partners and preferred unitholders(1) of $19.5 million and adjusted net income per common unit of $0.16 in the third quarter of 2018 (excluding items listed in Appendix A to this release).

•	Generated total cash flow from vessel operations(1) of $132.6 million in the third quarter of 2018.

•
Looking forward, net income and cash flow from vessel operations are expected to be positively impacted by increased exposure to the strong spot LNG shipping market and expected delivery of the four remaining 50 percent-owned ARC7 LNG carriers three to five months early.

•	Intend to increase quarterly cash distributions on common units by 36 percent in 2019 as part of a balanced capital allocation strategy.

•
Intend to amend the Partnership’s U.S. tax structure to elect to be treated as a corporation, instead of a partnership, subject to common unitholder approval. If approved, common and preferred unit investors will receive Form 1099s instead of Schedule K-1s commencing in taxation year 2019.

•	In early-November 2018, the Partnership refinanced and upsized its existing $190 million, 364-day revolving credit facility with a $225 million, two-year facility.

Hamilton, Bermuda, November 15, 2018 - Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter ended September 30, 2018.

	Three Months Ended
	September 30, 2018	June 30, 2018	September 30, 2017
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Voyage revenues	123,336	122,315	104,285
Income from vessel operations	46,998	10,505	10,322
Equity income	14,679	11,194	1,417
Net income (loss) attributable to the partners and preferred unitholders	25,950	2,734	(18,896)
Limited partners’ interest in net income (loss) per common unit	0.24	(0.05)	(0.27)
NON-GAAP FINANCIAL COMPARISON
Adjusted net income attributable to the partners and preferred unitholders (1)	19,474	13,535	20,925
Limited partners’ interest in adjusted net income per common unit	0.16	0.09	0.22
Total cash flow from vessel operations (CFVO) (1)	132,593	115,005	107,254
Distributable cash flow (DCF) (1)	41,214	31,116	40,224
(1) These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

Teekay LNG Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekaylng.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

GAAP net income (loss) and non-GAAP adjusted net income attributable to the partners and preferred unitholders for the three months ended September 30, 2018, compared to the same quarter in the prior year, were positively impacted by the deliveries of liquefied natural gas (LNG) and liquefied petroleum gas (LPG) carrier newbuildings between July 2017 and September 2018 and by the commencement of short-term charter contracts for certain of the vessels in the Partnership’s 52 percent-owned joint venture with Marubeni Corporation (the Teekay LNG-Marubeni Joint Venture). These increases were partially offset by lower earnings for the three months ended September 30, 2018 on the Partnership's multi-gas carriers following the termination by the Partnership of their previous charter contracts due to non-payment by the charterer, lower rates earned in 2018 on two conventional tankers upon the expiration of their fixed-rate charter contracts in 2017, and a reduction in earnings due to the sale of a conventional tanker and an LPG carrier in the first quarter of 2018.

In addition, GAAP net income (loss) attributable to the partners and preferred unitholders was positively impacted for the three months ended September 30, 2018, compared to the same quarter of the prior year, by various items, including increases in unrealized gains on non-designated derivative instruments, foreign currency exchange gains and a decrease in write-down of vessels.
CEO Commentary

“Teekay LNG’s results for the third quarter of 2018 improved substantially, with adjusted net income up 44 percent compared with the second quarter of 2018,” commented Mark Kremin, President and Chief Executive Officer of Teekay Gas Group Ltd. “The earnings and cash flow from the delivery and contract start-up of our recent LNG carrier newbulidings are beginning to have a positive impact on our financial results, with eight newbuilds having now delivered since the start of 2018 and an additional seven LNG carriers, and the Bahrain regasification facility, expected to commence their fixed-rate contracts during 2019. Importantly, the vessels that have delivered to-date during 2018 only represent approximately 50 percent of the total $310 million of expected incremental cash flow from vessel operations relating to our existing LNG newbuilding program and therefore, we expect our fixed-rate cash flows will continue to increase through 2019 as the remaining projects deliver.”

“We are also excited about the fundamental strength in the current spot LNG carrier market and the Partnership’s direct exposure to it. In early-September 2018, we agreed to in-charter the Magellan Spirit from the Teekay LNG-Marubeni Joint Venture for two years, allowing us to take advantage of the strengthening spot LNG shipping market and I’m pleased to report that we have now fixed that ship on a five-month charter contract to the end of March 2019, which we expect will add approximately $8 million in incremental profit to Teekay LNG over the length of this charter alone. In addition, the Torben Spirit LNG carrier and two Teekay LNG-Marubeni Joint Venture LNG carriers are scheduled to come off-charter between December 2018 and May 2019 and we are currently in discussions to secure employment for these vessels at significantly higher rates.”

Mr. Kremin continued, “As announced earlier today under a separate release, the Board is recommending that Teekay LNG elect to be treated as a corporation, instead of a partnership, for U.S. federal income tax purposes, which we believe is in the best interests of our current and future unitholders because, by eliminating the burdensome K-1 reporting, we anticipate that Teekay LNG will be a more attractive investment for larger, institutional investors. A proxy statement has been filed today and we urge all common unitholders to vote in favor of the recommendation put forward by our Board, and alongside our sponsor, Teekay Corporation, at the special meeting of common unitholders to be held on December 18, 2018.”

“Furthermore, and as discussed under a separate release, with approximately half of our newbuilding program now delivered, and virtually all of our near-term financings completed, we are today providing 2019 distribution guidance of $0.76 per common unit on an annualized basis, representing a 36 percent increase from the current distribution. We believe that this distribution increase is prudent and is part of a balanced capital allocation strategy that will allow the Partnership to achieve its goals of delevering its balance sheet towards its targeted leverage of 5.5x CFVO, while also returning capital to unitholders in a sustainable manner.”

Summary of Recent Events
LNG Carrier In-charter

In early-September 2018, the Partnership agreed to charter-in the Magellan Spirit LNG carrier from its 52%-owned Teekay LNG-Marubeni Joint Venture for a period of two years. The vessel was idle for 29 days in September and early-October while awaiting a suitable charter contract. Since October 3, 2018, the vessel has been chartered in the spot market at rates well in excess of the charter-in rate and is now currently employed under a 5-month charter contract through until late-March 2019, prior to the vessel’s scheduled drydocking in April 2019.
LNG Carrier Newbuilding Deliveries

In July 2018, the Partnership’s 20 percent-owned joint venture with China LNG Shipping (Holdings) Limited (China LNG), CETS Investment Management (HK) Co. Ltd. (an affiliate of China National Offshore Oil Corporation (CNOOC)) and BW LNG Investments Pte. Ltd. (the Pan Union Joint Venture), took delivery of one LNG carrier newbuilding, the Pan Europe, which immediately commenced its 20-year charter contract with Royal Dutch Shell (Shell).

In July 2018, the Partnership took delivery of one M-Type, Electronically Controlled, Gas Injection (MEGI) LNG carrier newbuilding, the Megara, which immediately commenced its eight-year charter contract with Shell.

In August 2018, the Partnership took delivery of the Bahrain Spirit floating storage unit (FSU), which immediately commenced its 21-year charter contract with Bahrain LNG W.L.L (the Bahrain LNG Joint Venture), in which the Partnership has a 30 percent ownership interest.

In September 2018, the Partnership’s 50 percent-owned joint venture with China LNG (the Yamal LNG Joint Venture) took delivery of its second ARC7 LNG carrier newbuilding, the Rudolph Samoylovich, which immediately commenced its 27-year charter contract with the Yamal LNG project two months ahead of the original scheduled delivery date.

Crude Tanker Dispositions

In September 2018, the Partnership agreed to sell the 2003-built African Spirit Suezmax tanker, which had been trading in the spot tanker market, for gross proceeds of $13.1 million. The vessel was delivered to the buyers in October 2018.

In November 2018, the Partnership agreed to sell the 2003-built European Spirit Suezmax tanker, which had been trading in the spot tanker market, for gross proceeds of $16.0 million. The vessel is expected to be delivered to the buyers in late-2018.

Operating Results
The following table highlights certain financial information for Teekay LNG’s two segments: the Liquefied Gas Segment and the Conventional Tanker Segment (please refer to the “Teekay LNG’s Fleet” section of this release below and Appendices C through E for further details).

	Three Months Ended
	September 30, 2018			September 30, 2017
(in thousands of U.S. Dollars)	(unaudited)			(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total	Liquefied Gas Segment	Conventional Tanker Segment	Total
GAAP FINANCIAL COMPARISON
Voyage revenues	118,188	5,148	123,336	92,700	11,585	104,285
Income (loss) from vessel operations	51,581	(4,583)	46,998	44,902	(34,580)	10,322
Equity income	14,679	—	14,679	1,417	—	1,417
NON-GAAP FINANCIAL COMPARISON
CFVO from consolidated vessels(i)	84,624	128	84,752	68,448	6,188	74,636
CFVO from equity-accounted vessels(i)	47,841	—	47,841	32,618	—	32,618
Total CFVO(i)	132,465	128	132,593	101,066	6,188	107,254

(i)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

Liquefied Gas Segment

Income from vessel operations and CFVO from consolidated vessels increased for the liquefied gas segment for the three months ended September 30, 2018, compared to the same quarter of the prior year. Results were positively impacted primarily by the deliveries of six LNG carrier newbuildings (the Macoma, Murex, Magdala, Myrina, Megara and Bahrain Spirit) between October 2017 and September 2018. These increases were partially offset by lower earnings on seven of the Partnership's multi-gas carriers following the Partnership's termination of their charter contracts due to non-payment by the charterer and the time-charter hire expense incurred on the Magellan Spirit in-chartered from the Teekay LNG-Marubeni Joint Venture as the vessel was waiting for its spot charter to commence on October 3, 2018.

Equity income and CFVO from equity-accounted vessels for the three months ended September 30, 2018, compared to the same quarter of the prior year, were positively impacted by: the deliveries of the two ARC7 LNG carrier newbuildings in January and September 2018 in the Yamal LNG Joint Venture; the deliveries of three LNG carriers between October 2017 and July 2018 in the Partnership’s Pan Union Joint Venture, with the Partnership's ownership interest in these vessels ranging from 20 to 30 percent; the deliveries of four LPG carriers in the Partnership's 50 percent-owned joint venture with Exmar NV (the Exmar LPG Joint Venture) between July 2017 and July 2018; and higher fleet utilization in the Teekay LNG-Marubeni Joint Venture as certain of the joint venture’s vessels commenced short-term charter contracts at higher rates compared to the previous period. These increases were partially offset by: the sale of the Courcheville LPG carrier in the Exmar LPG Joint Venture in January 2018; and the sale of the S/S Excelsior LNG carrier in the Partnership’s 50 percent-owned joint venture with Exmar NV (the Excelsior Joint Venture) in January 2018. In addition, equity income was positively impacted by an increase in net unrealized gains on designated and non-designated derivative instruments in the Partnership's equity-accounted vessels.

Conventional Tanker Segment

Loss from vessel operations improved and CFVO from consolidated vessels decreased for the conventional tanker segment for the three months ended September 30, 2018, compared to the same quarter of the prior year. These results were impacted by: the sale of the Teide Spirit in February 2018 and associated restructuring charges as a result of the sale; and lower rates earned in 2018 on the African Spirit and European Spirit upon the expiration of their fixed-rate charter contracts in 2017. In addition, loss from vessel operations for the three months ended September 30, 2018, compared to the same quarter of the prior year, was positively impacted by a reduction of vessel write-downs in 2018, which write-downs for 2018 related to the Partnership's two vessels held for sale as of September 30, 2018.

Teekay LNG's Fleet
The following table summarizes the Partnership’s fleet as of November 1, 2018, excluding the Partnership’s 30 percent interest in the Bahrain regasification terminal currently under construction which is expected to commence operations by mid-February 2019:

	Number of Vessels
	Owned and In-Chartered Vessels(i)	Newbuildings	Total
LNG Carrier Fleet	42(ii)	7(ii)	49
LPG/Multi-gas Carrier Fleet	29(iii)	—	29
Conventional Tanker Fleet	3(iv)	—	3
Total	74	7	81

(i)	Includes vessels accounted for as vessels related to capital leases.

(ii)	The Partnership’s ownership interests in these vessels and newbuildings range from 20 percent to 100 percent.

(iii)	The Partnership’s ownership interests in these vessels range from 50 percent to 99 percent.

(iv)	One of the Partnership's conventional tankers, the European Spirit, is classified as held for sale.

Liquidity
As of September 30, 2018, the Partnership had total liquidity of $310.5 million (comprised of $139.9 million in cash and cash equivalents and $170.6 million in undrawn credit facilities). Giving pro-forma effect to the refinancing and upsizing of the Partnership’s existing $190 million, 364-day revolving credit facility with a $225 million, two-year facility, which closed in early-November 2018, the Partnership’s total liquidity as at September 30, 2018 would have been $345.5 million.

Conference Call
The Partnership plans to host a conference call on Thursday, November 15, 2018 at 11:00 a.m. (ET) to discuss the results for the third quarter of 2018. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

▪	By dialing (888) 204-4368 or (647) 484-0478, if outside North America, and quoting conference ID code 7444729.

▪	By accessing the webcast, which will be available on Teekay LNG’s website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Third Quarter 2018 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.
About Teekay LNG Partners L.P.
Teekay LNG Partners is one of the world's largest independent owners and operators of LNG carriers, providing LNG, LPG and crude oil marine transportation services primarily under long-term, fee-based charter contracts through its interests in 49 LNG carriers (including seven newbuildings), 22 mid-size LPG carriers, seven multi-gas carriers, and three conventional tankers. The Partnership's ownership interests in these vessels range from 20 to 100 percent. In addition, the Partnership owns a 30 percent interest in a regasification terminal, which is currently under construction. Teekay LNG Partners is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.
Teekay LNG Partners’ common units and preferred units trade on the New York Stock Exchange under the symbols “TGP”, “TGP PR A” and “TGP PR B”, respectively.
For Investor Relations
enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Cash Flow from Vessel Operations, Adjusted Net Income, and Distributable Cash Flow, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and therefore may not be comparable to similar measures presented by other companies. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management.
Non-GAAP Financial Measures

Cash Flow from Vessel Operations (CFVO) represents income (loss) from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gain and losses on the sales of vessels and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on a derivative charter contract. CFVO from Consolidated Vessels represents CFVO from vessels that are consolidated on the Partnership’s financial statements. CFVO from Equity-Accounted Vessels represents the Partnership’s proportionate share of CFVO from its equity-accounted vessels. The Partnership does not control its equity-accounted vessels and as a result, the Partnership does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entities in which the Partnership holds the equity-accounted investments or distributed to the Partnership and other owners. In addition, the Partnership does not control the timing of such distributions to the Partnership and other owners. Consequently, readers are cautioned when using total CFVO as a liquidity measure as the amount contributed from CFVO from Equity-Accounted Vessels may not be available to the Partnership in the periods such CFVO is generated by its equity-accounted vessels. CFVO is a non-GAAP financial measure used by certain investors and management to measure the operational financial performance of companies. Please refer to Appendices D and E of this release for reconciliations of these non-GAAP financial measures to income (loss) from vessel operations and income from vessel operations of equity-accounted vessels, respectively, the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.
Adjusted Net Income excludes items of income or loss from GAAP net income (loss) that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income (loss), and refer to footnote (3) of the Consolidated Statements of Income (Loss) for a reconciliation of adjusted equity income to equity income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.
Distributable Cash Flow (DCF) represents GAAP net income adjusted for write-down of vessels, depreciation and amortization expense, deferred income tax and other non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from non-designated derivative instruments, ineffectiveness for derivative instruments designated as hedges for accounting purposes, distributions relating to equity financing of newbuilding installments, distributions relating to preferred units, adjustments for direct financing leases to a cash basis and foreign exchange related items, including the Partnership’s proportionate share of such items in equity-accounted for investments. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. DCF is a quantitative standard used in the publicly-traded partnership investment community and by management to assist in evaluating financial performance. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Teekay LNG Partners L.P.
Consolidated Statements of Income (Loss)
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended			Nine Month Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2018	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Voyage revenues	123,336	122,315	104,285	360,957	306,369

Voyage expenses	(7,956)	(7,951)	(1,466)	(21,708)	(3,899)
Vessel operating expenses	(27,621)	(33,969)	(26,724)	(90,057)	(76,113)
Time-charter hire expense	(1,690)	—	—	(1,690)	—
Depreciation and amortization	(32,238)	(29,794)	(24,980)	(91,299)	(77,894)
General and administrative expenses	(4,183)	(7,096)	(2,793)	(17,850)	(11,592)
Write-down of vessels(1)	(2,201)	(33,000)	(38,000)	(53,863)	(50,600)
Restructuring charges (2)	(449)	—	—	(1,845)	—
Income from vessel operations	46,998	10,505	10,322	82,645	86,271

Equity income (3)	14,679	11,194	1,417	52,597	6,797
Interest expense	(35,875)	(28,171)	(20,091)	(88,752)	(57,604)
Interest income	980	902	602	2,796	2,035
Realized and unrealized gain (loss) on non-designated derivative instruments(4)	2,515	4,302	(2,178)	14,818	(8,375)
Foreign currency exchange gain (loss)(5)	1,445	8,443	(5,104)	8,615	(24,497)
Other income (expense) (6)	314	350	356	(51,918)	1,137
Net income (loss) before tax expense	31,056	7,525	(14,676)	20,801	5,764
Income tax expense	(1,549)	(843)	(750)	(3,171)	(1,143)
Net income (loss)	29,507	6,682	(15,426)	17,630	4,621

Non-controlling interest in net income (loss)	3,557	3,948	3,470	(4,160)	10,533
Preferred unitholders' interest in net income (loss)	6,425	6,426	2,813	19,276	8,438
General Partner's interest in net income (loss)	391	(68)	(434)	51	(287)
Limited partners’ interest in net income (loss)	19,134	(3,624)	(21,275)	2,463	(14,063)
Limited partners' interest in net income (loss) per common unit:
• Basic	0.24	(0.05)	(0.27)	0.03	(0.18)
• Diluted	0.24	(0.05)	(0.27)	0.03	(0.18)
Weighted-average number of common units outstanding:
• Basic	79,687,499	79,687,499	79,626,819	79,671,051	79,614,731
• Diluted	79,859,471	79,687,499	79,626,819	79,832,978	79,614,731
Total number of common units outstanding at end of period	79,687,499	79,687,499	79,626,819	79,687,499	79,626,819

(1)
The African Spirit and European Spirit conventional tankers were classified as vessels held for sale upon the expiration of their time-charter contracts in 2017. The Partnership recorded aggregate write-downs of $2.2 million and $7.9 million for the three and nine months ended September 30, 2018, respectively, on these two conventional tankers as the estimated fair values of these vessels had decreased. In June 2018, the carrying values for four of the Partnership's seven wholly-owned multi-gas carriers (the Napa Spirit, Pan Spirit, Camilla Spirit and Cathinka Spirit) were written down to their estimated fair values, using appraised values, as a result of the Partnership's evaluation of alternative strategies for these assets, combined with the then current charter rate environment and the outlook for charter rates for these vessels. The total impairment charge of $33.0 million related to these four multi-gas carriers is included in write-down of vessels for the three months ended June 30, 2018 and nine months ended September 30, 2018. In addition, the Partnership recorded a write-down of $13.0 million for the nine months ended September 30, 2018 relating to the Alexander Spirit conventional tanker to its estimated fair value, using an appraised value. This was a result of changes in the Partnership's expectations of the vessel's future opportunities after its current contract ends in 2019. The write-down of vessels of $38.0 and $50.6 million for the three and nine months ended September 30, 2017, respectively, relates to the combined write-downs of the African Spirit and European Spirit of $12.5 million and $25.1 million for the three and nine months ended September 30,

2017, respectively, upon the Partnership marketing the vessels for sale in 2017; and the aggregate write-downs of the Teide Spirit and Toledo Spirit conventional tankers of $25.5 million for the three and nine months ended September 30, 2017 upon the charterer notifying the Partnership of its intention to sell the Teide Spirit in 2017 and the Partnership's expectation that the charterer would sell the Toledo Spirit in 2018.

(2)
In February 2018, the Teide Spirit conventional tanker was sold and as a result of this sale, the Partnership recorded restructuring charges of $0.4 million and $1.8 million relating to seafarer severance costs for the three and nine months ended September 30, 2018, respectively.

(3)
The Partnership’s proportionate share of items within equity income as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity income, the Partnership believes the resulting adjusted equity income is a normalized amount that can be used to better evaluate the financial performance of the Partnership’s equity-accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended			Nine Month Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2018	2018	2017	2018	2017
Equity income	14,679	11,194	1,417	52,597	6,797
Proportionate share of unrealized gain on non-designated derivative instruments	(2,614)	(2,977)	(1,485)	(13,812)	(3,087)
Proportionate share of ineffective portion of hedge-accounted interest rate swaps	(105)	(1,809)	968	(5,173)	4,534
Proportionate share of write-down and loss on sale of vessel	—	—	—	257	—
Gain on sale of equity-accounted investment	—	—	—	(5,563)	—
Proportionate share of other items	(185)	(128)	219	(185)	460
Equity income adjusted for items in Appendix A	11,775	6,280	1,119	28,121	8,704

(4)
The realized (losses) gains on non-designated derivative instruments relate to the amounts the Partnership actually paid or received to settle non-designated derivative instruments and the unrealized gains (losses) on non-designated derivative instruments relate to the change in fair value of such non-designated derivative instruments, as detailed in the table below:

	Three Months Ended			Nine Month Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2018	2018	2017	2018	2017
Realized (losses) gains relating to:
Interest rate swap agreements	(3,062)	(4,310)	(4,528)	(11,850)	(13,813)
Interest rate swap and swaption agreements termination	(13,681)	—	—	(13,681)	(610)
Toledo Spirit time-charter derivative contract	1,689	150	646	2,148	526
	(15,054)	(4,160)	(3,882)	(23,383)	(13,897)
Unrealized gains (losses) relating to:
Interest rate swap agreements	19,278	7,522	1,775	38,698	4,211
Interest rate swaption agreements	—	—	285	2	427
Toledo Spirit time-charter derivative contract	(1,709)	940	(356)	(499)	884
	17,569	8,462	1,704	38,201	5,522
Total realized and unrealized gains (losses) on non-designated derivative instruments	2,515	4,302	(2,178)	14,818	(8,375)

(5)
For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rates at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the Consolidated Statements of Income (Loss).

Foreign currency exchange gain (loss) includes realized losses relating to the amounts the Partnership paid to settle the Partnership’s non-designated cross-currency swaps that were entered into as economic hedges in relation to the Partnership’s Norwegian Kroner (NOK) denominated unsecured bonds. Foreign currency exchange gain (loss) also includes unrealized gains relating to the change in fair value of such derivative instruments, partially offset by unrealized (losses) gains on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended			Nine Month Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2018	2018	2017	2018	2017
Realized losses on cross-currency swaps	(1,744)	(1,798)	(1,598)	(4,926)	(7,219)
Realized losses on cross-currency swaps termination	(42,271)	—	—	(42,271)	(25,733)
Realized gains on repurchase of NOK bonds	42,271	—	—	42,271	25,733
Unrealized gains (losses) on cross-currency swaps	43,966	(16,566)	20,523	49,734	58,128
Unrealized (losses) gains on revaluation of NOK bonds	(41,549)	14,852	(17,906)	(44,184)	(54,837)

(6) The Partnership owns a 70 percent interest in Teekay Nakilat Corporation (the Teekay Nakilat Joint Venture), which wholly-owns a subsidiary which was the lessee under three separate 30-year capital lease arrangements with a third party for three LNG carriers (the RasGas II LNG Carriers). Under the terms of these leases, the lessor claimed tax depreciation on the capital expenditures it incurred to acquire these vessels and paid the lessee an upfront benefit in the amount of $60.9 million at the lease inception. As is typical in these leasing arrangements, tax and change of law risks were assumed by the lessee, in this case the Teekay Nakilat Joint Venture. Lease payments under the lease arrangements were based on certain tax and financial assumptions at the commencement of the leases in 2006 and subsequently adjusted to maintain the lessor's agreed after-tax margin. On December 22, 2014, the Teekay Nakilat Joint Venture terminated the leases of the RasGas II LNG Carriers; however, it remained obligated to the lessor for changes in tax treatment.

The UK taxing authority (HMRC) has been challenging the use by third parties of similar lease structures in the United Kingdom courts. One of those challenges was eventually decided in favor of HMRC, with the lessor and lessee choosing not to appeal further. This case concluded that capital allowances are not available to the lessor. On the basis of this conclusion, HMRC asked lessees on other leases, including the Teekay Nakilat Joint Venture, to accept that capital allowances are not available to their lessors. Under the terms of the Teekay Nakilat Joint Venture lease, the lessor is entitled to make a determination that additional rentals are due, even where a court has not made a determination on whether capital allowances are available or where discussions are otherwise ongoing with HMRC on the matter (such that additional rentals paid may be rebated in due course if the final tax position is not as determined by the lessor). On May 10, 2018, the lessor made a determination that additional rentals are due under the leases. As a result, during the nine months ended September 30, 2018, the Teekay Nakilat Joint Venture recognized an additional tax indemnification guarantee liability of $53.0 million. The total liability of $63.0 million was paid during the second and third quarters of 2018.

Teekay LNG Partners L.P.
Consolidated Balance Sheets
(in thousands of U.S. Dollars)

	As at September 30,	As at June 30,	As at December 31,
	2018	2018	2017
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	139,854	177,071	244,241
Restricted cash – current	36,429	53,599	22,326
Accounts receivable	25,732	29,679	24,054
Prepaid expenses	9,277	4,800	6,539
Vessels held for sale	28,482	29,911	33,671
Current portion of derivative assets	1,453	3,054	1,078
Current portion of net investments in direct financing leases	12,273	10,453	9,884
Advances to affiliates	5,163	8,538	7,300
Other current assets	4,400	2,035	—
Total current assets	263,063	319,140	349,093
Restricted cash – long-term	30,159	29,823	72,868
Vessels and equipment
At cost, less accumulated depreciation	1,463,438	1,349,449	1,416,381
Vessels related to capital leases, at cost, less accumulated depreciation	1,597,418	1,406,462	1,044,838
Advances on newbuilding contracts	172,248	349,169	444,493
Total vessels and equipment	3,233,104	3,105,080	2,905,712
Investment in and advances to equity-accounted joint ventures	1,118,361	1,100,674	1,094,596
Net investments in direct financing leases	565,423	480,294	486,106
Derivative assets	19,164	12,878	6,172
Intangible assets – net	54,436	56,650	61,078
Goodwill – liquefied gas segment	35,631	35,631	35,631
Other assets	9,148	8,055	8,043
Total assets	5,328,489	5,148,225	5,019,299

LIABILITIES AND EQUITY
Current
Accounts payable	4,158	2,973	3,509
Accrued liabilities	67,977	123,713	45,757
Unearned revenue	23,080	25,227	25,873
Current portion of long-term debt	155,261	372,378	552,404
Current obligations related to capital leases	81,149	83,374	106,946
In-process contracts	1,803	3,445	7,946
Current portion of derivative liabilities	12,224	64,329	79,139
Advances from affiliates	20,061	18,959	12,140
Total current liabilities	365,713	694,398	833,714
Long-term debt	1,744,961	1,355,377	1,245,588
Long-term obligations related to capital leases	1,231,839	1,123,419	904,603
Other long-term liabilities	41,930	42,369	58,174
Derivative liabilities	30,877	37,059	45,797
Total liabilities	3,415,320	3,252,622	3,087,876
Equity
Limited partners – common units	1,510,650	1,502,492	1,539,248
Limited partners – preferred units	285,159	285,159	285,159
General partner	49,570	49,403	50,152
Accumulated other comprehensive income	18,158	11,772	4,479
Partners' equity	1,863,537	1,848,826	1,879,038
Non-controlling interest	49,632	46,777	52,385
Total equity	1,913,169	1,895,603	1,931,423
Total liabilities and total equity	5,328,489	5,148,225	5,019,299

Teekay LNG Partners L.P.
Consolidated Statements of Cash Flows
(in thousands of U.S. Dollars)

	Nine Months Ended
	September 30,	September 30,
	2018	2017
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	17,630	4,621
Non-cash items:
Unrealized gain on non-designated derivative instruments	(38,201)	(5,522)
Depreciation and amortization	91,299	77,894
Write-down of vessels	53,863	50,600
Unrealized foreign currency exchange gain and other	(64,228)	(5,415)
Equity income, net of dividends received of $11,583 (2017 - $28,781)	(41,014)	21,984
Ineffective portion on qualifying cash flow hedging instruments included in interest expense	(740)	755
Change in operating assets and liabilities	3,422	(2,445)
Expenditures for dry docking	(10,458)	(17,067)
Net operating cash flow	11,573	125,405
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	685,547	249,682
Scheduled repayments of long-term debt	(131,217)	(136,582)
Prepayments of long-term debt	(440,820)	(67,040)
Debt issuance costs	(8,534)	(1,765)
Proceeds from financing related to sales and leaseback of vessels	370,050	335,830
Scheduled repayments of obligations related to capital leases	(45,281)	(27,411)
Cash distributions paid	(52,535)	(42,462)
Dividends paid to non-controlling interest	(1,290)	(658)
Other	—	(605)
Net financing cash flow	375,920	308,989
INVESTING ACTIVITIES
Capital contributions and advances to equity-accounted joint ventures	(29,113)	(143,513)
Return of capital and repayment of advances from equity-accounted joint ventures	5,000	40,320
Proceeds from sale of equity-accounted joint venture	54,438	—
Receipts from direct financing leases	8,361	9,203
Proceeds from sale of vessel	—	20,580
Expenditures for vessels and equipment	(559,172)	(350,137)
Net investing cash flow	(520,486)	(423,547)

(Decrease) increase in cash, cash equivalents and restricted cash	(132,993)	10,847
Cash, cash equivalents and restricted cash, beginning of the period	339,435	243,173
Cash, cash equivalents and restricted cash, end of the period	206,442	254,020

Teekay LNG Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. Dollars)

	Three Months Ended
	September 30,
	2018	2017
	(unaudited)	(unaudited)
Net income (loss) – GAAP basis	29,507	(15,426)
Less: Net income attributable to non-controlling interests	(3,557)	(3,470)
Net income (loss) attributable to the partners and preferred unitholders	25,950	(18,896)
Add (subtract) specific items affecting net income:
Write-down of vessels(1)	2,201	38,000
Restructuring charges(2)	449	—
Unrealized foreign currency exchange (gains) losses(3)	(3,019)	3,548
Unrealized gains on non-designated and designated derivative instruments and other items from equity–accounted investees(4)	(2,904)	(298)
Unrealized gains on non-designated derivative instruments(5)	(17,569)	(1,704)
Realized loss on interest rate swap termination	13,681	—
Other items	396	8
Non-controlling interests’ share of items above(6)	289	267
Total adjustments	(6,476)	39,821
Adjusted net income attributable to the partners and preferred unitholders	19,474	20,925

Preferred unitholders' interest in adjusted net income	6,425	2,813
General Partner's interest in adjusted net income	261	362
Limited partners’ interest in adjusted net income	12,788	17,750
Limited partners’ interest in adjusted net income per common unit, basic	0.16	0.22
Weighted-average number of common units outstanding, basic	79,687,499	79,626,819

(1)	See Note 1 to the Consolidated Statements of Income (Loss) included in this release for further details.

(2)	See Note 2 to the Consolidated Statements of Income (Loss) included in this release for further details.

(3)
Unrealized foreign currency exchange gains (losses) primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized (gains) losses on the cross-currency swaps economically hedging the Partnership’s NOK bonds. This amount excludes the realized losses relating to the cross-currency swaps for the NOK bonds. See Note 5 to the Consolidated Statements of Income (Loss) included in this release for further details.

(4)
Reflects the unrealized gains due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes and any ineffectiveness for derivative instruments designated as hedges for accounting purposes within the Partnership’s equity-accounted investments. See Note 3 to the Consolidated Statements of Income (Loss) included in this release for further details.

(5)
Reflects the unrealized gains due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes. See Note 4 to the Consolidated Statements of Income (Loss) included in this release for further details.

(6)
Items affecting net income (loss) include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income (loss) are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of the other specific items affecting net income (loss) listed in the table.

Teekay LNG Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Distributable Cash Flow (DCF)
(in thousands of U.S. Dollars, except units outstanding and per unit data)

	Three Months Ended
	September 30,
	2018	2017
	(unaudited)	(unaudited)

Net income (loss):	29,507	(15,426)
Add:
Depreciation and amortization	32,238	24,980
Partnership’s share of equity–accounted joint ventures' DCF net of estimated maintenance capital expenditures(1)	19,599	11,008
Realized loss on interest rate swap termination	13,681	—
Deferred income tax and other non-cash items	3,011	(894)
Direct finance lease payments received in excess of revenue recognized and other adjustments	2,823	1,901
Distributions relating to equity financing of newbuildings	2,340	1,589
Write-down of vessels	2,201	38,000
Less:
Unrealized foreign currency exchange (gain) loss	(3,019)	3,548
Distributions relating to preferred units	(6,425)	(2,813)
Equity income	(14,679)	(1,417)
Estimated maintenance capital expenditures	(16,140)	(13,232)
Unrealized gain on non-designated derivative instruments	(17,569)	(1,704)
Distributable Cash Flow before Non-controlling interest	47,568	45,540
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(6,354)	(5,316)
Distributable Cash Flow	41,214	40,224
Amount of cash distributions attributable to the General Partner	(228)	(227)
Limited partners' Distributable Cash Flow	40,986	39,997
Weighted-average number of common units outstanding	79,687,499	79,626,819
Distributable Cash Flow per limited partner common unit	0.51	0.50

(1)
The estimated maintenance capital expenditures relating to the Partnership’s share of equity-accounted joint ventures were $9.6 million and $8.3 million for the three months ended September 30, 2018 and 2017, respectively.

Teekay LNG Partners L.P.
Appendix C - Supplemental Segment Information
(in thousands of U.S. Dollars)

	Three Months Ended September 30, 2018
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	118,188	5,148	123,336
Voyage expenses	(5,731)	(2,225)	(7,956)
Vessel operating expenses	(23,905)	(3,716)	(27,621)
Time-charter hire expense	(1,690)	—	(1,690)
Depreciation and amortization	(31,309)	(929)	(32,238)
General and administrative expenses	(3,972)	(211)	(4,183)
Write-down of vessels	—	(2,201)	(2,201)
Restructuring charges	—	(449)	(449)
Income (loss) from vessel operations	51,581	(4,583)	46,998

	Three Months Ended September 30, 2017
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	92,700	11,585	104,285
Voyage expenses	(716)	(750)	(1,466)
Vessel operating expenses	(22,172)	(4,552)	(26,724)
Depreciation and amortization	(22,580)	(2,400)	(24,980)
General and administrative expenses	(2,330)	(463)	(2,793)
Write-down of vessels	—	(38,000)	(38,000)
Income (loss) from vessel operations	44,902	(34,580)	10,322

Teekay LNG Partners L.P.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations from Consolidated Vessels
(in thousands of U.S. Dollars)

	Three Months Ended September 30, 2018
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income (loss) from vessel operations (See Appendix C)	51,581	(4,583)	46,998
Depreciation and amortization	31,309	929	32,238
Write-down of vessels	—	2,201	2,201
Amortization of in-process contracts included in voyage revenues	(1,089)	(108)	(1,197)
Direct finance lease payments received in excess of revenue recognized and other adjustments	2,823	—	2,823
Realized gain on Toledo Spirit derivative contract	—	1,689	1,689
Cash flow from vessel operations from consolidated vessels	84,624	128	84,752

	Three Months Ended September 30, 2017
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income (loss) from vessel operations (See Appendix C)	44,902	(34,580)	10,322
Depreciation and amortization	22,580	2,400	24,980
Write-down of vessels	—	38,000	38,000
Amortization of in-process contracts included in voyage revenues	(935)	(278)	(1,213)
Direct finance lease payments received in excess of revenue recognized	1,901	—	1,901
Realized gain on Toledo Spirit derivative contract	—	646	646
Cash flow from vessel operations from consolidated vessels	68,448	6,188	74,636

Teekay LNG Partners L.P.
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations from Equity-Accounted Vessels
(in thousands of U.S. Dollars)

	Three Months Ended
	September 30, 2018		September 30, 2017
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Voyage revenues	159,337	68,693	117,013	52,310
Voyage expenses	(3,143)	(1,572)	(3,933)	(2,015)
Vessel operating expenses, time-charter hire expense and general and administrative expenses	(50,914)	(22,626)	(43,631)	(20,246)
Depreciation and amortization	(25,839)	(12,860)	(29,201)	(14,486)
Income from vessel operations of equity-accounted vessels	79,441	31,635	40,248	15,563
Other items, including interest expense, realized and unrealized gain (loss) on derivative instruments	(39,045)	(16,956)	(31,322)	(14,146)
Net income / equity income of equity-accounted vessels	40,396	14,679	8,926	1,417

Income from vessel operations of equity-accounted vessels	79,441	31,635	40,248	15,563
Depreciation and amortization	25,839	12,860	29,201	14,486
Direct finance lease payments received in excess of revenue recognized and other adjustments	11,711	4,310	10,018	3,636
Amortization of in-process revenue contracts	(1,800)	(964)	(2,065)	(1,067)
Cash flow from vessel operations from equity-accounted vessels	115,191	47,841	77,402	32,618

(1)
The Partnership's equity-accounted vessels for the three months ended September 30, 2018 and 2017 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 49 percent ownership interest in the Partnership’s joint venture with Exmar NV (the Excalibur Joint Venture), which owns one LNG carrier; the Partnership's 50 percent ownership interest up to January 2018 in the Excelsior Joint Venture, which owns one regasification unit; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the Teekay LNG-Marubeni Joint Venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 22 LPG carriers as at September 30, 2018, compared to 23 owned and in-chartered LPG carriers, including six LPG carrier newbuildings, as at September 30, 2017; the Partnership’s ownership interest ranging from 20 to 30 percent in three LNG carriers and one LNG carrier newbuilding as at September 30, 2018 for Shell, compared to four LNG carrier newbuildings as at September 30, 2017; the Partnership’s 50 percent ownership interest in two ARC7 LNG carriers and four ARC7 LNG carrier newbuildings in the Yamal LNG Joint Venture as at September 30, 2018, compared to six ARC7 LNG carrier newbuildings as at September 30, 2017; and the Partnership's 30 percent ownership interest in the Bahrain LNG Joint Venture, which owns an LNG receiving and regasification terminal under construction in Bahrain.

Teekay LNG Partners L.P.
Appendix F - Summarized Financial Information of Equity-Accounted Joint Ventures
(in thousands of U.S. Dollars)

	As at September 30, 2018		As at December 31, 2017
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Cash and restricted cash, current and non-current	390,537	168,686	295,148	128,004
Current portion of derivative assets	4,709	2,196	1,594	785
Other current assets	63,168	27,207	53,068	22,661
Vessels and equipment, including vessels related to capital leases	2,348,919	1,151,294	2,202,418	1,133,804
Advances on newbuilding contracts	1,210,375	445,543	1,211,210	450,523
Net investments in direct financing leases, current and non-current	3,104,728	1,169,737	2,013,759	722,408
Derivative assets	39,428	15,242	4,602	2,259
Other non-current assets	50,124	37,972	86,167	54,060
Total assets	7,211,988	3,017,877	5,867,966	2,514,504

Current portion of long-term debt and obligations related to capital leases	206,241	87,555	162,915	73,975
Current portion of derivative liabilities	13,773	4,716	21,973	7,217
Other current liabilities	132,194	59,655	98,657	43,193
Long-term debt and obligations related to capital leases	4,236,959	1,700,934	3,023,713	1,231,433
Shareholders' loans, current and non-current	360,814	127,226	368,937	131,685
Derivative liabilities	37,454	12,389	73,454	24,235
Other long-term liabilities	66,353	34,267	77,297	39,855
Equity	2,158,200	991,135	2,041,020	962,911
Total liabilities and equity	7,211,988	3,017,877	5,867,966	2,514,504

Investments in equity-accounted joint ventures		991,135		962,911
Advances to equity-accounted joint ventures		127,226		131,685
Investments in and advances to equity-accounted joint ventures		1,118,361		1,094,596

(1)
The Partnership's equity-accounted vessels as at September 30, 2018 and December 31, 2017 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 49 percent ownership interests in the Excalibur Joint Venture, which own one LNG carrier; the Partnership's 50 percent ownership interest up to January 2018 in the Excelsior Joint Venture, which owned one regasification unit as at December 31, 2017; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the Teekay LNG-Marubeni Joint Venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 22 LPG carriers, as at September 30, 2018, compared to 23 owned and in-chartered LPG carriers including three LPG carrier newbuildings, as at December 31, 2017; the Partnership’s ownership interest ranging from 20 percent to 30 percent in three LNG carriers and one LNG carrier newbuilding as at September 30, 2018 for Shell, compared to one LNG carrier and three LNG carrier newbuildings as at December 31, 2017; the Partnership’s 50 percent ownership interest in two ARC7 LNG carriers and four ARC7 LNG carrier newbuildings in the Yamal LNG Joint Venture as at September 30, 2018, compared to six ARC7 LNG carrier newbuildings as at December 31, 2017; and the Partnership's 30 percent ownership interest in the Bahrain LNG Joint Venture, which owns an LNG receiving and regasification terminal under construction in Bahrain.

Forward-Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements, among other things, regarding: the timing of newbuilding vessel deliveries and completion of the Bahrain regasification facility, and the commencement of related contracts; the strength of the LNG carrier market; the effects of future newbuilding deliveries on the Partnership’s future net income and cash flows, and the expected amount of such incremental cash flow from vessel operations; the expected amount of incremental profit relating to the charter for the Magellan Spirit; Teekay LNG’s ability to secure employment for the Torben Spirit LNG carrier and two Teekay LNG-Marubeni Joint Venture LNG carriers at higher rates; the effects of Teekay LNG’s proposed amendments to its U.S. federal income tax status, including, greater appeal to certain investors, the administrative burden of K-1s, and the tax effect on and treatment applicable to Teekay LNG and unitholders upon conversion and in the future; Teekay LNG’s guidance as to 2019 cash distributions and the impact of Teekay LNG’s distribution policy and capital allocation strategy on Teekay LNG’s ability to achieve its targeted leverage; and Teekay LNG’s ability to benefit from future LNG fundamentals. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential shipyard and project construction delays, newbuilding specification changes or cost overruns; changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Partnership's fleet; higher than expected costs and expenses; the inability to secure new charters at higher rates; the outcome of the common unitholder vote at the special meeting to approve the proposed amendments to the Partnership’s U.S. federal tax status and related amendments to its partnership agreement, and the actual tax implications of any such amendments on the Partnership and unitholders; actual levels of quarterly distributions approved by the general partner’s board of directors; the inability of charterers to make future charter payments; the inability of the Partnership to renew or replace long-term contracts on existing vessels; the Partnership’s or the Partnership’s joint ventures’ ability to secure or draw on financings for its vessels; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2017. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.